**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**June 4, 2008**


**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**


**Lions Gate Entertainment Corp.**


**File No. 1-14880 - CF#21562**

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       Lions Gate Entertainment Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 11, 2008.

       Based on representations by Lions Gate Entertainment Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

          Exhibit 10.49        through May 25, 2013


       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


          Rolaine S. Bancroft
          Special Counsel